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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68464

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** AND ENDING **12/31/20**
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WealthForge Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3015 W. Moore Street, Suite 102
                              (No. and Street)

Richmond   **VA**   **23230**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donna Arles 804-956-3365

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter

(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd   **Richmond**   **VA**   **23060**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Donna Arles _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

WealthForge Securities, LLC _____ , as

of December 31 _____ , 20 20 ___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



| Amanda Rae Jessen |
| NOTARY PUBLIC |
| REG. #7865580 |
| COMMONWEALTH OF VIRGINIA |
| MY COMMISSION EXPIRES September 30, 2024 |

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEALTHFORGE SECURITIES, LLC

Statement of Financial Condition

December 31, 2020

SEC ID 8 – 68464

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

WEALTHFORGE SECURITIES, LLC

Table of Contents Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member and Board of Directors of
WealthForge Securities, LLC
Richmond, Virginia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of WealthForge Securities, LLC, (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2012.

Glen Allen, Virginia
February 22, 2021

WealthForge Securities, LLC
Statement of Financial Condition
As of December 31, 2020

<u>Assets</u>

Cash and cash equivalents	$	1,081,188
Accounts receivable, net		516,502
Other assets		110,399
Total assets	$	1,708,089

<u>Liabilities and Member's Equity</u>

Accounts payable and accrued expenses	$	141,720
Commissions payable		579,896
Due to affiliated parties		7,544
Deferred revenue		77,465
Total liabilities		806,625
Member's equity		901,464
Total liabilities and member's equity	$	1,708,089

See accompanying notes to financial statements

1. **Summary of Significant Accounting Policies:**

   Nature of Business: WealthForge Securities, LLC (the "Company") was formed under the laws of the state of Virginia as a single member limited liability company and a wholly-owned subsidiary of WealthForge Holdings, Inc. (the "Parent"). The Company is registered as a securities broker-dealer with the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC"), and the Securities Investor Protection Corporation ("SIPC"). Headquartered in Richmond, Virginia, it is duly registered and doing business as a broker-dealer in all 50 states, the District of Columbia, Puerto Rico, and the US Virgin Islands. The Company provides Managing Broker Dealer services, BD of Record services, and Wholesaling services to issuers raising capital. The company has a network of producing (non-staff) independent registered representatives, of which there were 30 at December 31, 2020.

   The Company is governed by the Operating Agreement of WealthForge, LLC dated August 9, 2009, which states that the liability of the Company's member is limited to the maximum extent permissible under the Virginia Limited Liability Company Act. This agreement was amended on January 27, 2016 to reflect the new name as WealthForge Securities, LLC.

   Cash and Cash Equivalents: The Company considers cash and cash equivalents to include cash on deposit with financial institutions and money market investments with original maturities of three months or less. Cash equivalents are stated at cost, which approximates fair value.

   Accounts Receivable: Accounts receivable represent amounts due from customer transactions.

   In June, 2016 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13 – Current Expected Credit Losses ("CECL") which replaces the current incurred loss model used to measure impairment losses with an expected loss model for trade and other receivables. The Company adopted the standard effective January 1, 2020, under the modified respective approach to the earliest period presented. The adoption of ASU 2016-13 did not have a material effect on the Company's financial statements.

   The Company considers an allowance for credit losses based on factors surrounding the credit risk of customers, past events, current conditions, and reasonable and supportable forecasts concerning the future. Management has determined that a $1,500 and $10,000 allowance was necessary at December 31, 2020 and January 1, 2020, respectively.

   Deferred Revenue: Includes engagement fees billed quarterly in advance, registered representatives' supervisory revenue billed quarterly in advance, registered representatives' annual renewal fees billed in advance, and diligence fees billed in advance.

   Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000.

Risks and Uncertainties, Continued:
During 2020, COVID-19 was declared a worldwide health pandemic and has had a significant impact on the global economy. Management is actively monitoring the potential effects to the Company, however, the future impact of COVID-19 on the Company is unknown.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates. **Income Taxes:** The operating results of the Company are included in the income tax return filed by the Parent. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

Income Tax Uncertainties: The Company follows Financial Accounting Standards Board's ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2020. The Company is not currently under an income tax audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through February 22, 2021, the date the financial statements were issued, and has determined that no additional disclosures are necessary.

2. **Related Party Transactions:**

Various administrative and overhead expenses are paid on the Company's behalf by the Parent, under a Management Services Agreement. The Company has a payable to the Parent in the amount of $7,544 as of December 31, 2020.

The Company currently occupies office space leased by the Parent, the expense for which is allocated as part of the Expense. Sharing Agreement. Management has reviewed the Expense Sharing Agreement and concluded that this contract does not contain any leases under the scope of ASU 2016-02 – Leases (Topic 842).

Related Party Transactions, Continued:

The Company licenses the use of technology under an Inter-Company License Agreement with WealthForge Technologies, LLC. The Company pays for this license monthly in accordance with the agreement.

3. **Commitments and Contingencies:**

From time to time, the Company is involved in litigation that it considers to be incidental to its business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

4. **Guarantees:**

As permitted or required under Virginia corporation law, the Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is limited by the Code of Virginia. The Company's insurance policies serve to further limit its exposure.

5. **Regulatory Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. On December 31, 2020, the Company had net capital of $468,434, which was $414,659 in excess of required minimum net capital of $53,775. The Company's net capital ratio was 1.72 to 1.

The Company is exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3.